UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CymaBay Therapeutics, Inc.

(Name of Subject Company)

CymaBay Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23257D103

(CUSIP Number of Class of Securities)

Paul Quinlan

General Counsel

CymaBay Therapeutics, Inc.

7575 Gateway Blvd., Suite 110

Newark, California 94560

(510) 293-8800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard Hall

Matthew L. Ploszek

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits and schedules thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on February 23, 2024, pursuant to which Purchaser has offered to purchase all of the Company’s issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (“Shares”), other than any Excluded Shares, by the Company (including those held in the Company’s treasury), Parent, Purchaser or any other wholly owned subsidiary of Parent, at a purchase price of $32.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 23, 2024, as amended or supplemented from time to time, and in the related Letter of Transmittal, copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Since the initial filing of the Schedule 14D-9, three complaints were filed in federal courts of California and Delaware by purported holders of Shares against the Company and members of the Company Board in connection with the Transactions: Leon v. CymaBay Therapeutics, Inc. et al., 3:24-cv-01257 (N.D. Cal.) (filed March 1, 2024); Lawrence v. CymaBay Therapeutics, Inc. et al., 1:99-mc-09999 (D. Del.) (filed March 4, 2024); and Smith v. CymaBay Therapeutics, Inc. et al., 1:24-cv-00299 (D. Del.) (filed March 6, 2024) (collectively, the “Federal Stockholder Litigation”). Each of the complaints in the Federal Stockholder Litigation alleges that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 in violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and Rule 14D-9 promulgated thereunder. Additionally, one complaint was filed in state court in California by a purported holder of Shares against the Company, members of the Company Board and Parent in connection with the Transactions: Drulias v. CymaBay Therapeutics, Inc. et al, 24-cv-066387 (Cal. Super. Ct., Alameda) (filed March 4, 2024) (the “Drulias Complaint”). The Drulias Complaint alleges, among other things, that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 and asserts claims for negligent misrepresentation and concealment under California common law against the defendants. Since the initial filing of the Schedule 14D-9, the Company also received sixteen demand letters from purported holders of Shares, three of which enclosed draft complaints, and the Company separately received another draft complaint from a purported holder of Shares that was unaccompanied by a demand letter (such letters and draft complaints, together with the Federal Stockholder Litigation and the Drulias Complaint, the “Litigation Matters”).

The Company believes that the claims asserted in the Litigation Matters, which are further described under “Item 8. Additional Information” of this Amendment, are without merit. However, in order to avoid the risk of the Litigation Matters delaying or adversely affecting the Transactions and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily make certain supplemental disclosures to the section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions” as described below. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections” is hereby amended and supplemented by amending and restating such section in its entirety as follows:

“The Company does not, as a matter of course, regularly prepare long-term projections or publicly disclose long-term forecasts or internal projections as to future performance or results of operations, including future earnings, or other results, due to, among other things, the inherent unpredictability of the underlying assumptions, estimates and projections.

However, in connection with the Company Board’s review and evaluation of the Offer and the Merger and other strategic alternatives available to the Company, the Company’s management, at the direction of the Company Board, prepared certain risk-adjusted, non-public, unaudited prospective financial information for fiscal years 2024 through 2042 of the Company on a standalone basis (as set forth below), reflecting the best currently available estimates and judgments of the Company’s management on a risk-adjusted basis

(the “Projections”). The Projections were provided to the Company Board for purposes of considering, analyzing and evaluating the Offer and the Merger. In addition, the Projections were provided to each of Centerview and Lazard to use in connection with the rendering of its fairness opinion to the Company Board and in performing its related financial analyses, as described in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions.” The Projections were the only financial projections with respect to the Company used by each of Centerview and Lazard in performing its financial analyses, and were not provided to Parent or any other potential counterparties.

Cautionary Statements about the Projections

The Projections are included in this Schedule 14D-9 solely to provide the Company’s stockholders access to certain financial information that was made available to the Company Board, Centerview and Lazard, and is not being included in this Schedule 14D-9 to influence the decision of any stockholder of the Company regarding whether to tender Shares in the Offer or for any other purpose. The Projections may differ from publicly available analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the announcement of the proposed transaction.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Projections were developed, with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. Important factors that may affect actual results or that may result in the Projections not being achieved include, but are not limited to: (i) the success of clinical trials (including the funding therefor, anticipated patient enrollment, clinical outcomes, timing or associated costs); (ii) regulatory approvals and related timelines; (iii) market acceptance of seladelpar; (iv) the Company’s development of seladelpar for different indications; (v) the availability of third-party reimbursement; (vi) the impact of competitive products and pricing; (vii) the effect of regulatory actions; (viii) the availability of partnering arrangements on favorable terms or at all; (ix) the effect of global economic conditions; (x) conditions in the financing markets and access to sufficient capital; (xi) changes in applicable laws, rules and regulations; (xii) accuracy of certain accounting assumptions; (xiii) changes in actual or projected cash flow; (xiv) the ability to generate revenue for seladelpar; (xv) patent life and other exclusivity; and (xvi) other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, as well as under “Item 8. Additional Information—Forward-Looking Statements.” In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future development and commercialization of drug candidates by a clinical-stage company is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance that the Company will obtain or maintain any of the regulatory approvals necessary for the commercialization of seladelpar, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than seladelpar. Since the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Company’s product, business or results of operations.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants. In addition, no independent registered public accounting firm or any other independent accountant provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm or independent accountant has audited, reviewed, compiled, examined or otherwise performed any procedures with respect to the Projections or expressed any opinion or any form of assurance with respect thereto.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. None of the Company, its affiliates, officers, directors, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of the Company or any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any of the Company’s stockholders or other person regarding the information included in the Projections or the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved, the results of the Company’s clinical trials, the potential timing and approval of commercial launch of seladelpar, the effectiveness or marketability of seladelpar, or the overall future performance of the Company.

The Projections also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

None of the Company or any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile any information contained in the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.

The Projections

The Projections were prepared assuming the Company’s continued operation as a standalone, publicly traded company, without giving effect to the Offer or the Merger, any changes to the Company’s operations or strategy that may be implemented following consummation of the Offer and the Merger, any costs incurred in connection with the Offer or the Merger, any potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Company’s management believed the principal assumptions used in the preparation of the Projections to be reasonable at the time they were made. The principal assumptions reflected in the Projections included the following:

•

Projected “Product Sales” are based on sales of seladelpar to treat the following patient populations, in each case, adjusted by a cumulative probability of success: (1) PBC patients as defined in the RESPONSE clinical study (approximately 23,000 addressable PBC patients in the United States), with a commercial launch in the United States in 2024 and Europe in 2025 (cumulative probability of success of 90%); (2) PBC patients as defined in the IDEAL clinical study (approximately 18,000 additional addressable PBC patients in the United States), with a commercial launch in the United States and Europe in 2026 (cumulative probability of success of 80%); and (3) primary sclerosing cholangitis (“PSC”) patients (approximately 31,000 addressable patients in the United States), with a commercial launch in the United States in 2031 and Europe in 2032 (cumulative probability of success of 19%). Overall prevalence of PBC and PSC and corresponding addressable patient populations in Europe were assumed to be generally in line with those in the United States.

•

Projected “Upfront / Milestone Payments and Royalties” assume payment to the Company of: (1) total upfront payments of $68 million, up to a total of $286 million in development, regulatory and sales milestone payments and tiered royalties of 20%-23% on sales of seladelpar to treat PBC and PSC indications in Europe, in each case pursuant to a new collaboration and licensing agreement assumed to be entered into in the second half of 2024; and (2) up to a total of $126 million in development, regulatory and sales milestone payments and a royalty of 25% on net sales of seladelpar to treat PBC indications in Japan, in each case pursuant to the Company’s collaboration and licensing agreement with Kaken Pharmaceutical Co., Ltd. (“Kaken”);

•	“Costs of Goods Sold (“COGS”) and Other Costs” are based on the Company’s existing manufacturing, collaboration and financing agreements, which may be amended or terminated in the future;

•	Loss of exclusivity for seladelpar in August 2038 in the United States and February 2040 in Europe; and

•

“Tax Expense” is calculated based on an assumed tax rate of 25% and excludes tax savings from usage of the Company’s estimated federal net operating losses of $365 million as of December 31, 2023 and future losses. “Taxes Paid” is calculated based on Tax Expense but includes the benefit of tax savings from usage of the Company’s estimated federal net operating losses of $365 million as of December 31, 2023 and future losses.

Certain of the measures included in the Projections, including EBIT (as described below) and unlevered free cash flow, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and may not be comparable with similar titles used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income or as a measure of operating performance, cash flow or liquidity.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Centerview or Lazard for purposes of their financial analyses as described in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions” or by the Company Board in connection with its consideration of the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of any financial measures included in the Projections.

Projections (Risk-Adjusted)

(Amounts in Millions)

Fiscal Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Product Sales(1)	$3	$81	$295	$576	$946	$1,224	$1,404	$1,580	$1,801	$1,940	$2,074
Upfront / Milestone Payments and Royalties(2)	$68	$88	$15	$69	$132	$158	$123	$130	$154	$188	$213

Total Net Revenue	$71	$170	$310	$644	$1,078	$1,382	$1,528	$1,710	$1,956	$2,128	$2,286
COGS and Other Costs(3)	$(9)	$(23)	$(130)	$(94)	$(145)	$(186)	$(208)	$(209)	$(241)	$(264)	$(284)

Gross Profit	$62	$146	$179	$550	$933	$1,196	$1,320	$1,500	$1,715	$1,865	$2,003
R&D Expense	$(108)	$(92)	$(78)	$(69)	$(70)	$(53)	$(47)	$(44)	$(43)	$(44)	$(44)
Total SG&A	$(122)	$(124)	$(123)	$(154)	$(192)	$(255)	$(328)	$(344)	$(360)	$(377)	$(395)

EBIT(4)	$(168)	$(69)	$(22)	$327	$671	$888	$944	$1,112	$1,311	$1,444	$1,563
Taxes Paid	$—	$—	$—	$(12)	$(81)	$(222)	$(236)	$(278)	$(328)	$(361)	$(391)

NOPAT(5)	$(168)	$(69)	$(22)	$315	$590	$666	$708	$834	$983	$1,083	$1,173

	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E
Product Sales(1)	$2,201	$2,306	$2,394	$1,659	$622	$98	$49	$37
Upfront / Milestone Payments and Royalties(2)	$198	$203	$207	$209	$207	$4	$—	$—

Total Net Revenue	$2,399	$2,509	$2,601	$1,868	$830	$102	$49	$37
COGS and Other Costs(3)	$(55)	$(58)	$(60)	$(41)	$(16)	$(2)	$(1)	$(1)

Gross Profit	$2,344	$2,452	$2,541	$1,826	$814	$100	$48	$36
R&D Expense	$(45)	$(48)	$(49)	$(15)	$(7)	$(1)	$(0)	$(0)
Total SG&A	$(414)	$(434)	$(455)	$(321)	$(127)	$(19)	$(10)	$(7)

EBIT(4)	$1,885	$1,970	$2,038	$1,490	$680	$80	$38	$28
Taxes Paid	$(471)	$(492)	$(509)	$(372)	$(170)	$(20)	$(9)	$(7)

NOPAT(5)	$1,414	$1,477	$1,528	$1,117	$510	$60	$28	$21

(1)	“Product Sales” refers to the Company’s sales of seladelpar in the United States.
(2)

“Upfront / Milestone Payments and Royalties” refers to upfront and milestone payments and royalties payable to the Company under the Company’s existing collaboration and licensing agreement with Kaken and a new collaboration and licensing agreement relating to sales of seladelpar in Europe to be entered into in the second half of 2024.

(3)

“COGS and Other Costs” refers to the Company’s cost of goods sold for seladelpar, projected net sales royalty obligations payable by the Company to Janssen Pharmaceutica NV (“Janssen”) under the Company’s existing licensing agreement with Janssen and milestone payments payable to an affiliate of Abingworth under the Company’s existing financing agreement with such affiliate of Abingworth.

(4)	“EBIT” refers to the Company’s gross profit, less research and development expense and selling, general and administrative expense.
(5)	“NOPAT” refers to the Company’s net operating profit after taxes paid.

The following table sets forth the unlevered free cash flow for the periods presented, which were calculated based on the Projections and other projected financial information provided by the Company’s management, as earnings before interest expenses and taxes (“EBIT”), less tax expense, less capital expenditures, plus depreciation and amortization, less change in net working capital.

Unlevered Free Cash Flow (Risk-Adjusted)

(Amount in Millions)

Fiscal Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
EBIT(4)	$(168)	$(69)	$(22)	$327	$671	$888	$944	$1,112	$1,311	$1,444	$1,563
Less: Tax Expense	$—	$—	$—	$(82)	$(168)	$(222)	$(236)	$(278)	$(328)	$(361)	$(391)
Less: Capital Expenditures	$(5)	$(6)	$(6)	$(6)	$(6)	$(7)	$(7)	$(7)	$(8)	$(8)	$(9)
Plus: Depreciation & Amortization	$5	$6	$6	$6	$6	$7	$7	$7	$8	$8	$9
Less: Change in Net Working Capital	$(0)	$(12)	$(32)	$(42)	$(56)	$(42)	$(27)	$(26)	$(33)	$(21)	$(20)

Unlevered Free Cash Flow	$(168)	$(81)	$(54)	$203	$448	$624	$681	$808	$950	$1,062	$1,153

	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E
EBIT(4)	$1,885	$1,970	$2,038	$1,490	$680	$80	$38	$28
Less: Tax Expense	$(471)	$(492)	$(509)	$(372)	$(170)	$(20)	$(9)	$(7)
Less: Capital Expenditures	$(9)	$(9)	$(10)	$(10)	$(11)	$(11)	$(12)	$(13)
Plus: Depreciation & Amortization	$9	$9	$10	$10	$11	$11	$12	$13
Less: Change in Net Working Capital	$(19)	$(16)	$(13)	$110	$155	$79	$7	$2

Unlevered Free Cash Flow	$1,395	$1,462	$1,515	$1,227	$666	$138	$36	$23

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue reliance on the Projections.

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Opinion of Centerview Partners LLC” is hereby amended and supplemented by amending and restating the second paragraph under the subheading “—Discounted Cash Flow Analysis” in its entirety as follows:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2023 using discount rates ranging from 11.5% to 13.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital and based on other considerations that Centerview deemed relevant in its professional judgment) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2024 and ending on December 31, 2042, utilized by Centerview based on the Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 50% year over year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its experience), and (iii) tax savings from usage of the Company’s estimated federal net operating losses of $365 million as of December 31, 2023 and future losses and (b) adding to the foregoing results (i) the Company’s estimated net cash of $416 million as of December 31, 2023 and (ii) the impact of an assumed equity raise in 2024, as set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares as of February 9, 2024, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $27.75 to $32.15, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $32.50 per Share to be paid to the holders of Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares) pursuant to the Merger Agreement.”

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Opinion of Lazard Frères & Co.” is hereby amended and supplemented by amending and restating the third paragraph under the subheading “—Miscellaneous” in its entirety as follows:

“Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for corporate and other purposes. Lazard has in the past provided investment banking services to the Company and Parent for which Lazard has received compensation. In the two-year period prior to delivery of its opinion, Lazard had not received compensation for investment banking services to the Company or for investment banking services to Parent. Lazard is currently engaged in discussions with Parent on matters unrelated to the Company and may in the future be engaged by Parent. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.”

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the top of the table set forth therein:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Sujal Shah	March 13, 2024	Exercise of Company Options	11,649	$10.00
Sujal Shah	March 13, 2024	Exercise of Company Options	14,625	$1.06
Sujal Shah	March 13, 2024	Exercise of Company Options	52,084	$1.72
Sujal Shah	March 13, 2024	Exercise of Company Options	18,899	$9.21
Sujal Shah	March 13, 2024	Exercise of Company Options	3,125	$11.69
Sujal Shah	March 13, 2024	Exercise of Company Options	14,372	$8.43
Sujal Shah	March 13, 2024	Exercise of Company Options	22,076	$4.05
Sujal Shah	March 13, 2024	Exercise of Company Options	2,288	$5.78
Sujal Shah	March 13, 2024	Exercise of Company Options	1	$2.94
Paul Quinlan	March 13, 2024	Exercise of Company Options	41,824	$7.89

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraphs immediately below the heading “Legal Proceedings” in their entirety with the following paragraphs:

“Since the initial filing of this Schedule 14D-9, three complaints were filed in federal courts of California and Delaware by purported holders of Shares against the Company and members of the Company Board in connection with the Transactions: Leon v. CymaBay Therapeutics, Inc. et al., 3:24-cv-01257 (N.D. Cal.) (filed March 1, 2024); Lawrence v. CymaBay Therapeutics, Inc. et al., 1:99-mc-09999 (D. Del.) (filed March 4, 2024); and Smith v. CymaBay Therapeutics, Inc. et al., 1:24-cv-00299 (D. Del.) (filed March 6, 2024) (collectively, the “Federal Stockholder Litigation”). Each of the complaints in the Federal Stockholder Litigation alleges that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 in violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and Rule 14D-9 promulgated thereunder. Additionally, one complaint was filed in state court in California by a purported holder of Shares against the Company, members of the Company Board and Parent in connection with the Transactions: Drulias v. CymaBay Therapeutics, Inc. et al, 24-cv-066387 (Cal. Super. Ct., Alameda) (filed March 4, 2024) (the “Drulias Complaint”). The Drulias Complaint alleges, among other things, that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 and asserts claims for negligent misrepresentation and concealment under California common law against the defendants. Since the initial filing of this Schedule 14D-9, the Company also received sixteen demand letters from purported holders of Shares, three of which enclosed draft complaints, and the Company separately received another draft complaint from a purported holder of Shares that was unaccompanied by a demand letter (such letters and draft complaints, together with the Federal Stockholder Litigation and the Drulias Complaint, the “Litigation Matters”). The plaintiffs in the Federal Stockholder Litigation seek various remedies, including an order enjoining the defendants from proceeding with or consummating the Offer, unless and until the defendants disclose certain allegedly material information that was allegedly omitted from this Schedule 14D-9; granting rescissory damages; awarding the plaintiff costs and disbursements of its action, including reasonable attorneys’ and expert fees and expenses; and granting such other and further relief as the court may deem just and proper. The plaintiff in the Drulias Complaint seeks various remedies, including an order declaring the defendants have negligently misrepresented and omitted material facts in this Schedule 14D-9 and/or were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate truthfully and completely in this Schedule 14D-9; enjoining the closing of the Transactions until the defendants disseminate a Schedule 14D-9 that does not contain false and misleading statements; awarding the plaintiff compensatory damages and attorney’s fees, expert fees and other costs; and granting such other relief as the court may find just and proper. Each demand letter alleges disclosure deficiencies in this Schedule 14D-9 and demands issuances of corrective disclosures. The Company believes that the claims asserted in the Litigation Matters are without merit.

The Company also received demand letters on each of February 26, 2024 (the “February 26 Demand Letter”) and March 12, 2024 (the “March 12 Demand Letter”) from purported holders of Shares that request access to certain books and records of the Company to investigate purported breaches of fiduciary duty, director independence and disinterestedness, corporate wrongdoing and/or inadequate disclosures in connection with the Transactions and related to the transaction documents. On March 8, 2024, the Company responded to the February 26 Demand Letter by denying that the applicable purported holder had established a proper purpose for an inspection, objecting to such purported holder’s scope of requests and denying the allegations contained in the February 26 Demand Letter. The Company is preparing a response to the March 12 Demand Letter.

As of March 15, 2024, the Company was not aware of the filing of any other lawsuits or the submission of any other demand letters or draft complaints challenging the Transactions and/or alleging deficiencies with respect to this Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional similar lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, the Company will not necessarily announce such additional filings or submissions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CymaBay Therapeutics, Inc.

By:	/s/ Paul Quinlan
Name: Paul Quinlan
Title: General Counsel

Dated: March 15, 2024